Annual Notice Dated May 1, 2026

TRANSEQUITY II VUL

issued through
Transamerica Life Insurance Company Separate Account VL
by
Transamerica Life Insurance Company

AN INDIVIDUAL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
Sales of this Policy were discontinued for new purchasers in 1991

This Annual Notice Document (“Notice”) provides certain updated information about the TransEquity II VUL (the “Policy”), a flexible premium variable life insurance policy which is no longer available for purchase.
Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Policy in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable life offerings. Updated audited financial statements for Transamerica Life Insurance Company and for Separate Account VL (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/893000001?site=VAVUL.

In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Policy (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please contact us at the information listed below.

Your Policy prospectus dated May 1, 1991, as supplemented, is incorporated herein by reference and contains more information about the Policy’s features, benefits, and risks.

Additional information about certain investment products, including variable life insurance Policies, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

SPECIAL TERMS

administrative office
Our administrative office address is 6400 C St. SW, Cedar Rapids IA 52499-0001. Our phone number is 1-800-808-2829. Our administrative office serves as the recipient of all website (tlic.transamerica.com), telephonic and facsimile transactions, including, but not limited to transfer requests and premium payments made by wire transfer and through electronic credit and debit transactions (e.g., payments through direct deposit, debit transfers, and forms of e-commerce payments). Our hours are Monday – Friday 8:00 a.m. – 5:00 p.m. Eastern Time. Please do not send any checks, claims, correspondence, or notices to this office; send them to the mailing address.

beneficiary(ies)	The person or persons you select to receive the Policy’s death benefit.
cash value
At the end of any valuation period, the sum of your Policy’s value in the subaccounts and the fixed account. If there is a Policy loan outstanding, then the cash value includes any amounts held in our fixed account to secure the Policy loan.

death benefit proceeds
The amount we will pay to the beneficiary(ies) on the insured’s death. We will reduce the death benefit proceeds by the amount of any outstanding loan amount, including any accrued loan interest and, if the insured dies during the grace period, any charges that are due and unpaid.

insured	The person whose life is insured by the Policy.
lapse
When life insurance coverage ends and the Policy terminates because you do not have enough value in the Policy to pay monthly deductions, the surrender charge, and any outstanding loan amount, including accrued loan interest, and you have not made a sufficient payment by the end of the Policy’s grace period.

mutual fund company(ies)
A management investment company registered with the SEC. The Policy allows you to invest in the portfolio companies (also known as underlying fund portfolios) of the mutual fund companies through our subaccounts.

Policy	The flexible premium variable life insurance Policy, a contract between us and you that describes the terms of your life insurance Policy.
portfolio company(ies)	Investment options made available by mutual fund companies under the Policy. Also referred to as underlying fund portfolio(s).
premiums	All payments you make under the Policy other than loan repayments.
specified amount	The amount of life insurance coverage under your Policy.
surrender charge	A charge you pay if you withdraw money from your Policy or fully surrender your Policy during certain defined time periods.
termination	When the insured’s life is no longer insured under the Policy or any rider, and neither the Policy (nor any rider) is in force.
we, us, our, the Company (Transamerica)	Transamerica Life Insurance Company.
you, your (Owner or policyowner)	The person entitled to exercise all rights as the owner under the Policy.

Summary of Recent Policy Changes
The information in this Notice is a summary of certain Policy features that have changed since the last Prospectus, as supplemented. This may not reflect all of the changes that have occurred since you entered into your Policy.

• For changes in the names of certain portfolio companies and/or advisers/sub-advisers please refer to Appendix: Portfolio Companies Available Under the Policy.

• For updated portfolio expense information please refer to “Important Information You Should Consider About This Policy” and Appendix: Portfolios Available Under the Policy.

• For updated portfolio company performance information please refer to Appendix: Portfolio Companies Available Under the Policy.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY
Your Policy prospectus dated May 1, 1988, as supplemented, contains more information about the Policy’s features, benefits, and risks in addition to what is listed below.

FEES AND EXPENSES				Location in Prospectus
Are There Charges for Early Withdrawals?
Yes. If you surrender your Policy during the first 10 Policy years, or request to decrease the face amount, you will be assessed a surrender charge. The maximum surrender is 27% of the premiums paid in the first policy year, up to the amount of one target premium, plus 6% of any excess premiums paid in the first ten years.
For example, if you purchased a Policy with an initial specified amount of $250,000 for a male age 40,and a target premium of $2,280, and were to surrender the policy during the surrender charge period (and assuming that the Policy’s specified amount had not been decreased), the maximum surrender charge would be $1,140.
Surrender Charge Deductions and Charges Changes in TransEquity II
Is there a Cash Withdrawal Charge?
Yes. If you withdraw money from your Policy, we will deduct a processing fee equal to $25 or 2% of the amount you withdraw, whichever is less. We deduct this amount from the withdrawal, and we pay you the balance.
Deductions and Charges- Withdrawal Charges.
Are There Transaction Charges?
Yes. In addition to surrender charges for early withdrawals, you may also be charged for other transactions. There may be front-end loads on premium payments, charges for transfers between investment options, excess illustration requests, and administrative charges for withdrawals.
We reserve the right to deduct a charge for special services, including overnight delivery and wire service fees.
Deductions and Charges Transfers Among Divisions of Separate Account Other Deductions - Illustrations
Are There Ongoing Fees and Expenses (annual charges)?
Yes. In addition to surrender charges and transaction charges, an investment in the Policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the Policy and the cost of optional benefits available under the Policy, and that such fees and expenses are set based on characteristics of the insured (e.g., age, sex, and rating classification). You should view the schedule page of your Policy for rates applicable to your Policy.

These fees and expenses do not reflect any advisory fees paid to financial intermediaries from the Policy value or other assets of the Owner; if such charges were reflected, the fees and expenses would be higher.

You will also bear expenses associated with the portfolios under the Policy to which you have allocated cash value, as shown in the following table.
Deductions and Charges Appendix: Portfolio Companies Available Under the Policy.
	Annual Fee	Minimum	Maximum
	Portfolio Company[1] (fund fees and expenses)	0.29%	1.08%
1As a percentage of Portfolio Company assets.
RISKS				Location in Prospectus
Is There a Risk of Loss From Poor Performance?	Yes. You can lose money by investing in this Policy, including loss of principal.			Flexible Premium Variable Life Insurance Policy Description

Is this a Short-Term Investment?
No. This Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash.
The Policy is designed to help meet long-term financial objectives by paying a death benefit to family members or other beneficiaries. The benefits of tax deferral also mean the Policy is more beneficial to investors with a long-term investment horizon. You may pay substantial charges if you take withdrawals or fully surrender the Policy during the surrender charge period.
Flexible Premium Variable Life Insurance Policy Description
What Are the Risks Associated with Investment Choices?
  An investment in the Policy is subject to the risk of poor investment performance. The investment performance of your Policy can vary depending on the performance of the investment options that you choose.
  Each investment option has its own unique risks.
  You should review the investment options carefully before making an investment decision.
Separate Account Investment Choices The Trust - Investment Objectives Of The Trust’s Portfolios
What are the Risks Related to the Insurance Company?
An investment in the Policy is subject to the risks related to Transamerica Life Insurance Company. Any obligations (including under the fixed account option), guarantees, and benefits under the Policy are subject to our claims-paying ability. More information about Transamerica Life Insurance Company (formerly Transamerica Occidental Life Insurance Company), including our financial strength ratings, is available by visiting tlic.transamerica.com or calling toll-free 800-808-2829.
Detailed Information About Transamerica and TransEquity II: The Company That Issues TransEquity II-Transamerica Occidental Insurance Company (Transamerica)
Is there a Risk of Policy Lapse?
Insufficient premium payments, poor investment performance, withdrawals, and unpaid loans or loan interest may cause the Policy to lapse. There are costs associated with reinstating a lapsed Policy. Death benefits will not be paid if the Policy has lapsed.
Summary - Additional Information about TransEquity II Your Policy Can Lapse
RESTRICTIONS		Location in Prospectus
What are the Restrictions on the Investment Options?	There may be a $25 charge for each transfer in excess of four (4) transfers per Policy year. We reserve the right to remove or substitute portfolios as investment options under the Policy.	Deductions and Charges Our Right to Change How We Operate
What Are the Optional Benefits?
  Supplemental insurance benefits are available only to insureds within certain age ranges, are subject to minimum and/or maximum specified amounts and are subject to termination conditions.
  Certain benefits cannot be elected after Policy purchase.
  Certain benefits cannot be elected in combination with other benefits.
  We may stop offering an optional benefit at any time.
Additional Benefits May Be Available
TAXES		Location in Prospectus

What Are the Policy’s Tax Implications?
  You should consult with a tax professional to determine the tax implications of an investment in and payments received under the Policy.
  Earnings on your Policy are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59½.
  If you purchased the Policy through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax deferral.
Tax Effects
CONFLICT OF INTEREST	Location in Prospectus
How Are Investment Professionals Compensated?
Your investment professional may receive compensation for selling this Policy to You, in the form of commissions, additional cash benefits (e.g., bonuses), and non-cash compensation. Our affiliate, Transamerica Capital, LLC (“TCL”) (formerly Transamerica Capital, Inc.), the principal underwriter, may share the revenue we earn on this Policy with Your investment professional’s firm. In addition, we may pay all or a portion of the cost of affiliates’ operating and other expenses.

This conflict of interest may influence Your investment professional to recommend this Policy over another investment for which the investment professional is not compensated or compensated less.
Our Distribution Agreement With TISSC Sales Commissions
Should I Exchange My Policy?
Some investment professionals may have a financial incentive to offer you a new Policy in place of the one you already own. You should only exchange your Policy if you determine, after comparing the features, fees, and risks of both Policies, that it is preferable for you to purchase the new Policy rather than continue to own your existing Policy.
Sales Commissions Your Right To Exchange This Policy

Appendix: Portfolio Companies Available Under The Policy
The following is a list of portfolio companies available under the Policy, which are subject to change as discussed in this prospectus.

More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at: http://dfinview.com/Transamerica/TAHD/893000001?site=VAVUL.You can also request this information at no cost by calling our administrative office at 800-808-2829.
The current expenses and performance information below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each portfolio’s past performance is not necessarily an indication of future performance.

Investment Objective	Underlying Fund Portfolio and Adviser/Sub-adviser(1)	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 year	5 years	10 years
Seeks to achieve long-term capital appreciation and current income.	EQ Moderate Allocation Portfolio- Class IA Advised by: Equitable Investment Management Group, LLC	1.08%	10.20%	4.12%	5.77%
Seeks to achieve long–term growth of capital	EQ Multimanager Aggressive Equity Portfolio- Class IA Advised by: Equitable Investment Management Group, LLC	0.99%	16.32%	11.47%	15.67%
Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Transamerica BlackRock Government Money Market VP - Initial Class(5) Sub-Advised by: BlackRock Investment Management, LLC	0.29%	4.07%	3.05%	1.91%
Seeks to maximize long-term growth.	Transamerica WMC US Growth VP – Initial Class Sub-Advised by: Wellington Management Company, LLP	0.89%	17.47%	12.05%	16.13%
(1)
You should work with your investment professional to decide which Subaccount(s) may be appropriate for you based on a thorough analysis of your particular insurance needs; financial objectives; investment goals; time horizons; and risk tolerance.

(2)
There can be no assurance any money market portfolio offered under this Policy will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Policy charges, the yield on the money market Subaccounts may become extremely low and possibly negative.

Note	All Underlying Fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

 Revised April 30, 2026

NOTICE OF PRIVACY PRACTICES
This Notice is provided to you by the Transamerica companies listed at the end of this Notice. It is important to us that you understand how we use and share your personal information. This Notice describes the data we collect and how we use, share, and protect it. The types of data we collect and share depend on the type of product or service you have with us. We also provide notices and terms on our websites and applications. Those notices and terms provide further detail regarding data use on our websites or applications. If your relationship with us ends, we will continue to use your data as set forth in this Notice.
This Notice only applies to products and services provided via Third Party administrators (“TPAs”) on behalf of the Transamerica companies listed at the end of this Notice. This notice does not apply to you if do not receive products or services via a TPA. Other Transamerica products or services will have a different notice.
Data That We Collect: We collect the following types of data from the following sources:
Data	Typical Data Sources
Contact information (e.g., name, phone number, email and physical addresses, etc.), date of birth, government ID (e.g., social security, passport, and driver’s license numbers), security credentials (e.g., password, voiceprint, etc.), employment, financial and health data and history, other general information (e.g., marital status, gender, etc.)

  You directly, when you submit applications and forms and engage in communications with us
  Our affiliates (companies under common ownership)
  Employers, healthcare providers, other insurance companies, and other authorized entities

Data about your transactions with us and/or Third Parties. (“Third Parties” are unaffiliated third parties. This includes agents, the company the agent represents, other financial organizations, and service providers.)  Such transactional data can include, but is not limited to, account balances, accrued benefits, coverages, premiums, payment and claims history, financial transactions, and medical or health data
Our affiliates Third Parties Transamerica’s websites, digital platforms, and applications Assistive technologies, mobile or wearable devices, or other similar technology
Credit history, employment information and other information about your creditworthiness, and medical or health data
  Consumer reporting agencies and other service providers we use such as Third-Party data suppliers
  Your employers, healthcare providers, insurance support organizations (including reports prepared from such organizations which may retain and disclose such information), credit bureaus, other insurance companies and other authorized entities

Data about products and services you obtain or in which you might be interested	You, including through chat functionality Third Parties with whom we have joint marketing arrangements Other Third Parties as allowed

Third-Party data, including data you provide to Third Parties when you have authorized the Third Party to share such data with other parties, such as data collected through Third-Party applications, websites, or other digital interfaces, data you have authorized us to receive, or data you have authorized Third Parties to share with us
Third-Party applications, websites, or other digital interfaces where you have agreed to share your data Assistive technologies, mobile or wearable devices, or other similar technology

How We Use Your Data: We use data to provide our services, communicate with you, and as allowed by law. This includes use authorized by you. For example, we may use your data to:
  Process claims and transactions,
  •  Maintain your accounts,
  Research, develop, and market products and services,
  •  Comply with applicable laws and for security purposes,
  Prevent and prosecute fraud or criminal activities,
  •  Maintain, operate, and market our business, or
  Support online customer experiences, digital platforms, and/or applications in which you elect to participate.
Sharing Data: We may share your data with Third Parties and affiliates as permitted or required by law, or when you authorize us to do so. For example, we may share your data with:
  Those who provide services to support our business, including processing claims, account maintenance, and customer service,
  Credit bureaus,
  Insurance regulators, law enforcement, governmental authorities, and other Third Parties in response to legal process or as required by law,
  Health care professionals, including to verify coverage or to provide information relating to a medical condition,
  Governmental agencies so they can decide if you are eligible for public benefits,
  Other insurance companies (including successor insurers), agents, and insurance support organizations to coordinate your benefits or in connection with insurance transactions involving you,
  Group policyholders, for example, regarding claims experience or to support service audits,
  Certificate or policyholders regarding the status of an insurance transaction,
  Those who have an interest in your assets (such as creditors with a lien on your account),
  Your employer or plan sponsor as needed to support the administration of employee accounts (but only as permitted by law and only if you have established an account in connection with your employer),
  Your representatives and lawyers,
  Third Parties and affiliates to prevent and prosecute fraud or criminal activities,
  Third Parties and affiliates for actuarial or research studies, and
  Third Parties and affiliates in connection with the sale or merger of all or part of our business

You do not have the right to opt out of our sharing data with Third Parties for these legally permitted purposes.
Our affiliates include a broad range of companies who provide financial services. These include insurance companies and agencies, investment advisors, and broker/dealers, some of whom may not be included in the scope of this Notice. You may have additional privacy notices from these professionals. We do not share information about your creditworthiness among our affiliates. However, we may share information about our transactions and experiences with you among affiliates for their everyday business purposes. We do not share information for our affiliates to market to you unless authorized and consistent with law. For example, we may share your data with our affiliates:
  So they can provide various services to us to support our business, such as claims processing, applying for insurance, or opening and maintaining your account,
  So they can audit themselves or their agents, or
  So you can communicate with us or Transamerica affiliated companies about your accounts.
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Your Right of Access and Correction: You may have a right of access and correction with respect to data we collect. To exercise these rights, please list the account or policy numbers with the data you are requesting to access. If you tell us of an error in the data, we will review it. If we agree, we will correct our records. If we don’t agree, you may dispute our findings in writing and send your statement to us. We will include your statement whenever we provide your disputed information to anyone outside Transamerica. This is a summary of your rights. For a copy of our more detailed Notice of Insurance Information Practices as applicable to your product or service, please send a written request to 6400 C St. SW, Cedar Rapids, IA 52499-0001.
Protecting Your Data: We maintain appropriate controls to limit access to data to persons who need access to it. These persons access your data so that they can do their jobs or provide products and services to you. We train our workforce to properly handle data. In addition, we maintain other physical, technical, and administrative or procedural safeguards to protect your data.
For Vermont Residents only: We will not share data we collect about you with Third Parties, except as permitted by Vermont law or authorized by you. We may still share data about our transactions or experiences with you with our affiliates.
For California Residents only: If you are a California resident, you will receive a separate notice with additional choices.

1

We may revise this Notice. If we make material changes, we will notify you as required by law. This Notice is provided by the Transamerica companies below. Transamerica companies that are not covered by this notice may make available other applicable notices.

Transamerica Capital, LLC

Transamerica Casualty Insurance Company Transamerica Financial Life Insurance Company

Transamerica Life Insurance Company

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Policy dated May 1, 1991, as supplemented, contains more information about the Policy. You may contact us for additional information free of charge at 1-800-808-2829 or write us at:

Transamerica Life Insurance Company
PO Box 290744
Wethersfield CT 06129

Reports and other information about the Separate Account are available on the SEC’s website at sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Product File Number on Edgar System 333-153817

EDGAR Contract Identifier C000071919